                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           Winland Electronics, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Winland Electronics, Inc. Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                     974241 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 23, 1999
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 9774241 10 1                13G                 PAGE ___  OF ___ PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Dyna Technology, Inc.
        (Entities Only)
        41-1854537

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Organized under the laws of Utah
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power    147,500

      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power    -0-


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power    147,500

       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power   -0-


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person  147,500


--------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)   N/A


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)      5.1%


--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)          CO


--------------------------------------------------------------------------------

 ITEM 1.

        (a)    Name of Issuer: Winland Electronics, Inc.
        (b) Address of Issuer's Principal Executive Offices: 1950 Excel Drive, Mankato, MN 56001

 ITEM 2.

        (a)    Name of Person Filing: Dyna Technology, Inc.
        (b) Address of Principal Business Office or, if none, Residence: 225 South Cordova Avenue, LeCenter, MN
        (c)    Citizenship: Organized under the
               laws of Utah
        (d)    Title of Class of Securities: Winland Electronics, Inc.
               Common Stock
        (e)    CUSIP Number: 974241 10 1

 ITEM   IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
 3.     240.13D-2(B) OR (C), Check WHETHER THE PERSON FILING IS A:

        This Item does not apply to this reporting person.

 ITEM
 4.     OWNERSHIP.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


     (a)     Amount beneficially owned: 147,500.
     (b)     Percent of class: 5.1%.
     (c)     Number of shares as to which the person has:

             (i)      Sole power to vote or to direct the vote: 147,500.
             (ii)     Shared power to vote or to direct the vote -0-.
             (iii) Sole power to dispose or to direct the disposition of 147,500.
             (iv) Shared power to dispose or to direct the disposition of -0-.

 ITEM
 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        This Item does not apply to this reporting person.

 ITEM
 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        The sole stockholders of Dyna Technology, Inc. are Ralph I. Call and Nola D. Call, 585 Canyon Road, Providence, UT 84332

 ITEM IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
 7.     BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        This Item does not apply to this reporting person.

 ITEM
 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        This Item does not apply to this reporting person.

 ITEM
 9.     NOTICE OF DISSOLUTION OF GROUP

        This Item does not apply to this reporting person.

 ITEM
 10.    CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                December 29, 1999
                                             -----------------------------------
                                                           Date
                                             Dyna Technology, Inc.

                                             By:   /s/ Ralph I. Call
                                                --------------------------------
                                                         Signature

                                             Ralph I. Call       Its: President
                                             -----------------------------------
                                                         Name/Title


 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)